
September 29, 2020

William Dockman
Chief Financial Officer
W R GRACE & CO
7500 Grace Drive
Columbia, ND 21044-4098

> **Re: W R GRACE & CO**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **File No: 1-13953**

Dear Mr. Dockman:

We have reviewed your September 16, 2020, response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 8. Financial Statements and Supplementary Data
Note 10. Commitments and Contingent Liabilities Other Legacy Matters, page 95

1.   We note from your response to prior comment 1 from our letter dated September 3, 2020, that you are committed to maintaining the dam (and its ancillary structures, such as the spillway) in accordance with the permit and with good engineering and environmental practices. As you further clarified in our telephone call on September 28, 2020, please expand your disclosures to clarify that you are legally obligated by the state of Montana to operate the dam.

William Dockman
W R GRACE & CO
September 29, 2020
Page 2

       You may contact Tracey McKoy, Staff Accountant or, Jeanne Baker, Staff Accountant, at (202)551-3691 or, Terence O'Brien, Accounting Branch Chief, at (202)551-3355 if you have questions regarding comments on the financial statements and related matters.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences